UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

ENERJEX RESOURCES, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

292758 208
(CUSIP Number)

C. Stephen Cochennet
7300 W. 110th, 7th Floor
Overland Park, Kansas  66210
(913) 693-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

August 15, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292758 208                                                                                                                          Page 2 of 7 Pages

_____________________________________________________________________________________________________________________________________________________________________________________________________________
1           NAME OF REPORTING PERSON                                                                                                                    C. Stephen Cochennet

_____________________________________________________________________________________________________________________________________________________________________________________________________________
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

_____________________________________________________________________________________________________________________________________________________________________________________________________________
3           SEC USE ONLY

_____________________________________________________________________________________________________________________________________________________________________________________________________________
4           SOURCE OF FUNDS (See Instructions)                                                                                                                         OO

_____________________________________________________________________________________________________________________________________________________________________________________________________________
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

______________________________________________________________________________________________________________________________________________________________________________________________________________
6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                                                    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	630,000

	(8)	SHARED VOTING POWER	0

	(9)	SOLE DISPOSITIVE POWER	630,000

	(10)	SHARED DISPOSITIVE POWER	0

_____________________________________________________________________________________________________________________________________________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,000 Shares of Common Stock

_____________________________________________________________________________________________________________________________________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                     14.2%

_____________________________________________________________________________________________________________________________________________________________________________________________________________
14         TYPE OF REPORTING PERSON*                                                                                                                       (IN) INDIVIDUAL
_____________________________________________________________________________________________________________________________________________________________________________________________________________

CUSIP No. 292758 208                                                                                                                        Page 3 of 7 Pages

Item 1.    Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of EnerJex Resources, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 7300 W. 110th, 7th Floor, Overland Park, Kansas  66210.

Item 2.     Identity and Background

(a)	This statement is filed by and on behalf of C. Stephen Cochennet.

(b)	Mr. Cochennet’s principal business address is 7300 W. 110th, 7th Floor, Overland Park, Kansas 66210.

(c)	Mr. Cochennet is currently the chief executive officer, president, secretary and chairman of board of the Issuer.

(d)	During the last five years, Mr. Cochennet has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Cochennet has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Cochennet is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

Effective August 15, 2006, the Issuer (then known as Millennium Plastics Corporation)  completed a merger with EnerJex Kansas, Inc. (then known as Midwest Energy, Inc.), pursuant to an agreement and plan of merger by and among the Issuer, Millennium Acquisition Sub, a Nevada corporation and the Issuer’s wholly owned subsidiary, and EnerJex Kansas. The agreement and plan of merger provided that Millennium Acquisition Sub merged with and into EnerJex Kansas, with EnerJex Kansas as the surviving corporation and new wholly owned subsidiary of the Issuer. Mr. Cochennet received 400,000 (2,000,000 before 1-for-5 reverse stock split implemented on July 25, 2008 (the “Reverse Split”)) shares of the Issuer’s Common Stock in exchange for all of the shares of EnerJex Kansas common stock owned by him.

On May 5, 2007, Mr. Cochennet was granted 200,000 (1,000,000 before the Reverse Split) vested options to purchase shares of the Issuer’s Common Stock at $6.25 ($1.25 before the Reverse Split) per share through May 4, 2011.

CUSIP No. 292758 208                                                                                                                          Page 4 of 7 Pages

On August 1, 2008, Mr. Cochennet was granted 30,000 vested options to purchase shares of the Issuer’s Common Stock at $6.25 per share through July 31, 2011.

Item 4.     Purpose of Transaction

The beneficial ownership of securities of the Issuer were acquired by Mr. Cochennet in connection with the merger agreement and option grants described in Item 3 of this Schedule, which is hereby incorporated by reference.

Pursuant to the terms of the merger agreement, Mr. Cochennet became the chairman of the board, chief executive officer, president and secretary of the Issuer.

Mr. Cochennet holds the Issuer’s securities for investment purposes and intends to continue to evaluate his respective investments in the securities.

Mr. Cochennet intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to his shares of Common Stock.  In addition, as a result of Mr. Cochennet’s position with the Issuer he may, in the ordinary course of business or otherwise, take actions to influence the management, business, and affairs of the Issuer.

Subject to all applicable legal requirements and approval of the underwriter, Mr. Cochennet intends to purchase, in the open market or in the proposed public offering of the Issuer’s Common Stock (the “Offering”), up to the greater of $150,000 or 5% of the Issuer’s outstanding Common Stock during the period commencing on or around August 25, 2008 and continuing through the Offering.  In addition, Mr. Cochennet reserves the right to purchase additional shares of Common Stock after completion of the Offering. Purchases of the Issuer’s Common Stock by Mr. Cochennet may be (i) in the open market at market prices, (ii) in privately negotiated transactions, or (iii) in the Offering at the price offered to the public.

Except as set forth herein, Mr. Cochennet does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Cochennet reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by him to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.     Interest in Securities of Issuer

(a)	The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

Reference is hereby made to Items 11 and 13 of page 2 of this Schedule 13D, which Items are incorporated by reference herein.

The calculation of percentage of beneficial ownership in Item 13 of page 2 was derived from the Issuer’s certified stockholder list as of July 30, 2008 in which there were

CUSIP No. 292758 208                                                                                                                         Page 5 of 7 Pages

4,443,449 shares issued and outstanding and includes 230,000 shares Mr. Cochennet has the right to acquire pursuant to presently exercisable options.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Reference is hereby made to Item 7 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(ii)	shared power to vote or to direct the vote:

Reference is hereby made to Item 8 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(iii)	sole power to dispose or to direct the disposition of:

Reference is hereby made to Item 9 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(iv)	shared power to dispose or to direct the disposition of:

Reference is hereby made to Item 10 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(c)	On August 1, 2008, Mr. Cochennet was granted 30,000 vested options to purchase shares of the Issuer’s common stock at $6.25 per share through July 31, 2011.

(d)	Not applicable.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.

Further, Mr. Cochennet and the Issuer have entered into an employment agreement, dated August 1, 2008, which enables Mr. Cochennet to earn additional options to purchase shares of Common Stock and other benefits as follows:

Mr. Cochennet is eligible to receive an annual bonus up to one hundred percent (100%) of his applicable base salary in cash or shares of restricted stock (if approved by the Issuer’s stockholders) subject to the Issuer obtaining certain business goals. Mr. Cochennet is eligible to receive long-term incentives to earn up to 135,000 options to purchase shares of the Issuer’s Common Stock based

CUSIP No. 292758 208                                                                                                                             Page 6 of 7 Pages

upon levels of performance set forth in the employment agreement, which are eligible to be earned and vest as follows:
Fiscal Year	Grant Date	Maximum # of Options	Strike Price of Options	Option Expiration Date*
2009	7/01/09	30,000	FMV on Grant Date	6/30/12
2010	7/01/10	45,000	FMV on Grant Date	6/30/13
2011	7/01/11	60,000	FMV on Grant Date	6/30/14

*The options shall be immediately vested and exercisable from the grant date through the option expiration date.

The number of stock options granted each fiscal year shall be based upon the following schedule and will be prorated if actual performance does not equal or exceed 100% of the targeted performance conditions.  Mr. Cochennet must be employed by the Issuer on the grant date to receive the stock options.

Fiscal 2009		Target
	40%	PDP Net Reserve Growth (BOE) at 3/31/09 greater than 35% over 3/31/08 levels, as determined by third party engineering firm
	30%	Year over Year net production increase (BOPDE sold) by 35% - FYE 3/31/09 will use FYE 3/31/08 Q4 annualized as its starting basis
	30%	Issuer share price must increase over the share price level at date of execution of the agreement. The share price must be $11.00 on 3/31/09 to meet this goal.

Fiscal 2010		Target
	40%	PDP Net Reserve Growth (BOE) at 3/31/10 greater than 35% over 3/31/09 levels, as determined by third party engineering firm
	30%	Year over Year net production increase (BOPDE sold) by 35% - FYE 3/31/10 will use FYE 3/31/09 Q4 annualized as its starting basis
	30%	Issuer share price must increase over the targeted 3/31/09 share price level. The share price must be $16.85 on 3/31/10 to meet this goal.

Fiscal 2011		Target
	40%	PDP Net Reserve Growth (BOE) at 3/31/11 greater than 35% over 3/31/10 levels, as determined by third party engineering firm
	30%	Year over Year net production increase (BOPDE sold) by 35% - FYE 3/31/11 will use FYE 3/31/10 Q4 annualized as its starting basis
	30%	Issuer share price must increase over the targeted 3/31/10 share price level. The share price must be $22.55 on 3/31/11 to meet this goal.

CUSIP No. 292758 208                                                                                                                          Page 7 of 7 Pages

The maximum number of options available to be earned by Mr. Cochennet each year is subject to “catch-up”; i.e.- if an element in year one is missed, it may be “caught-up” in year two, so long as the cumulative goal is met.  Any catch-up options will be granted at the then current year price.

The Issuer also agreed to pay Mr. Cochennet a $50,000 cash bonus and grant him 30,000 options to purchase shares of the Issuer’s common stock at $6.25 per share for a period of three years, which vested immediately upon grant, as consideration for his efforts during fiscal 2008.

Further, the Issuer granted Mr. Cochennet 45,000 options to purchase shares of the Issuer’s common stock at $6.25 per share as a signing bonus under the employment agreement. These options vest, assuming Mr. Cochennet remains employed by the Issuer, based on the following schedule: 10,000 options shall vest on July 1, 2009; 15,000 options shall vest on July 1, 2010; and 20,000 options shall vest on July 1, 2011. The options will be exercisable for a three year term following each respective vesting date.

To the best of the knowledge of Mr. Cochennet, there are no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.     Materials to Be Filed as Exhibits

1.
Agreement and Plan of Merger between the Issuer and EnerJex Kansas, Inc. effective August 15, 2006 (incorporated by reference to Exhibit 2.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 16, 2006).

2.
Employment Agreement between the Issuer and C. Stephen Cochennet effective August 1, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 1, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2008

By: /s/ C. Stephen Cochennet
C. Stephen Cochennet